EXHIBIT 99.10

Media Release
Rio Tinto commissions $1.5 billion AP60 smelter expansion in Quebec

29 May 2026

SAGUENAY, Canada--(BUSINESS WIRE)-- Rio Tinto has successfully started commissioning its US$1.5 billion AP60 smelter expansion at Complexe Arvida in Quebec, marking a major milestone for the deployment of its state-of-the-art, low-carbon aluminium smelting technology.
The start-up, which began in March, is expected to be completed by the end of 2026 with all 96 new pots operating. This will increase the plant’s production capacity by approximately 160,000 metric tonnes of primary aluminium annually for a total of 220,000 metric tonnes produced with the AP60 technology.
The AP60 expansion, together with the planned aluminium recycling centre at Arvida, will more than offset the loss of production associated with the closure of the older Arvida potrooms, which is expected to be completed in June.
The expansion will directly support approximately 100 permanent high-quality jobs locally and help consolidate positions across the supply chain. During its peak construction period, more than 1,500 jobs were created and the project generated more than $1 billion in economic benefits for the province of Quebec through spending with contractors and suppliers.
Representing the next chapter of Rio Tinto’s century-long history in Quebec, it strengthens its ability to supply customers in North America with low-carbon, high-quality aluminium for transportation, construction, electrical applications and consumer goods.
Developed by Rio Tinto’s Research and Development teams, the AP60 technology is among the most efficient and lowest carbon technology currently available, at commercial scale. When combined with the hydropower used at Rio Tinto’s operations in Canada, it generates one-sixth of the greenhouse gas emissions per tonne of aluminium, when compared with the industry average, and half the emissions of the technology currently used at the adjacent older Arvida smelter1. It will deliver significant improvements, including an expected reduction of up to 90% in fine particulate matter.

The AP60 expansion supports the transition to carbon-free aluminium electrolysis technology being developed by ELYSIS in Saguenay–Lac-Saint-Jean, Québec, a partnership that includes Rio Tinto. Supported by the Government of Canada, through the Strategic Innovation Fund, a demonstration plant is being built in Quebec in partnership with the Government of Quebec, through Investissement Quebec, to advance this breakthrough technology, which eliminates all direct greenhouse gas emissions from aluminium smelting and produces oxygen as a by-product.

Media Release

Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “For 100 years, Quebec has been at the heart of the aluminium industry, and with AP60, Rio Tinto is now strongly positioned for decades to come with one of the most advanced smelting technologies operating at commercial scale. This milestone brings into production the first major primary aluminium project in the West in more than a decade and demonstrates Rio Tinto’s ability to deliver world-class, low-carbon technologies.
“The newly expanded AP60 smelter reinforces our competitiveness and the offer for our customers position in North America increases the efficiency of our Quebec operations and reduces our carbon emissions by approximately 290,000 tonnes per year compared to the old Arvida smelter. Together with the construction of our ELYSIS® demonstration plant in Quebec, using the first licence of this breakthrough technology, Rio Tinto is demonstrating its value as a secure, innovative and reliable supplier of low-carbon aluminium the world needs.”
Canada’s Minister of Industry The Honorable Mélanie Joly said: “For 100 years, Rio Tinto has been a cornerstone of Quebec’s industrial strength, creating good jobs and supporting communities across the country. Today, as global competition intensifies, our government is proud to work alongside partners like Rio Tinto to build on that legacy – strengthening our aluminum industry, advancing world leading innovation and ensuring Canadian workers remain at the forefront of a more resilient economy.”
Premier of Quebec Christine Fréchette said: “Despite the economic uncertainty related to U.S. tariffs, today’s inauguration once again demonstrates that our government and Rio Tinto believe in Quebec’s potential. Today, we are securing the future of Quebec’s aluminium industry by ensuring the modernization and gradual decarbonization of a sector that is vital to our economy. More than ever, Quebec is establishing itself as a global leader in sustainable aluminium and a true technological trailblazer.”
1 The AP60 technology generates approximately 1.6 tonnes of CO2e per tonne of aluminium produced, compared to approximately 3.2 tonnes of CO2e per tonne of aluminium for the Arvida smelter’s current technology, and 10,9 tonnes of CO2e per tonne of aluminium for the industry average.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260529198550/en/

Media Release

Contacts
Please direct all enquiries to malika.cherry@riotinto.com /  media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com